GOLDMAN SACHS & CO. LLC 200 West Street New York, New York 10282
July 21, 2025 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549

Re: McGraw Hill, Inc. (the "Company") Registration Statement on Form S-1 File No. 333-288373
Ladies and Gentlemen:
In accordance with Rule 461(a) of the Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Act"), and as representative of the several underwriters of the Company's proposed public offering, we wish to advise you that we hereby join with the Company's request that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 p.m., Eastern Time, on July 23, 2025, or as soon thereafter as is practicable.
Pursuant to Rule 460 under the Act, we wish to advise you that there will be distributed to each prospective underwriter, institutional investor or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the preliminary prospectus dated July 18, 2025 as appears to be reasonable to secure adequate distribution of the preliminary prospectus.
We, the undersigned, as representative of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

GOLDMAN SACHS & CO. LLC

By:	/s/ Danielle Freeman
Name:	Danielle Freeman
Title:	Managing Director
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